Eaton Vance Management

Two International Place

Boston, MA  02110

(617) 482-8260

www.eatonvance.com

September 26, 2016

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:

Eaton Vance Municipal Income Trust (the “Registrant”) (File No. 333-210445)

Request for Withdrawal of a Withdrawal of Form 497

Ladies and Gentlemen:

The Registrant requests that the Form RW filed with the Securities and Exchange Commission (the “Commission”) on June 15, 2016 under File Number 333-210445 (Accession No. 0000940394-16-002664) be withdrawn.

If you have questions or require further information, please contact the undersigned at (617) 672-8520.

Very truly yours,

/s/ Timothy P. Walsh

Timothy P. Walsh, Esq.

Vice President

cc:

Lisa Larkin